FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

18 June 2009

NEITHER THE RIGHTS NOR THE NEW SHARES TO BE ISSUED IN THE PROPOSED RIGHTS ISSUE HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

NBG to increase its share capital

Following its announcement of 16 June 2009, National Bank of Greece S.A. (the Bank) announces that the Bank’s Board of Directors convened today and approved a rights issue that will increase the Bank’s share capital by €551,838,075, with payment in cash, through the issuance of 110,367,615 ordinary shares of nominal value €5 each, by way of pre-emptive rights for existing shareholders, at a subscription ratio of 2 new shares for every 9 shares held by existing shareholders.  The subscription price for the new shares is €11.30 each and the total proceeds (before deduction of commissions, fees and other expenses) will be approximately €1.247 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 19th June, 2009

Vice Chairman - Deputy Chief Executive Officer